U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

OnDeck Capital, Inc.

2. Name of persons relying on exemption:

Voce Capital Management LLC

3. Address of persons relying on exemption:

600 Montgomery Street, Suite 4400, San Francisco, California 94111

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

See attached.

VOCE CAPITAL COMMENTS ON ONDECK’S PROXY PRESENTATION

OnDeck Has Made Clear it Will Double Down on the Status Quo and Make No Meaningful Changes to its Strategy, Expense Structure or Corporate Governance

Despite Losing More Than 90 Percent of Stockholder Value Since IPO, OnDeck’s Board and Management Are Asking Investors to Simply “Trust Us” Once Again

The Three Board Leaders Most Responsible for the Company’s Failures Are Currently Up for Reelection and Would Be Protected Until 2023 Under Company’s Proposed De-Stagger Plan

Dissatisfied Stockholders Can Send a Message by Voting AGAINST All Three Directors at Annual Meeting on May 7, 2020

San Francisco, CA (April 24, 2020) – Voce Capital Management LLC (“Voce”) is the beneficial owner of more than 1.3 million shares of OnDeck Capital, Inc. (NYSE: ONDK) (“OnDeck” or the “Company”), making Voce one of the Company’s largest stockholders. Today, Voce issued the following statement in response to the filing of OnDeck’s “Proxy Investor Presentation” on April 22, 2020 (the “Proxy Presentation”):

Any OnDeck stockholder clinging to hope that some combination of investor pressure and the unmistakable market signals of total failure (such as its penny-stock status and loss of more than 90% of its value) might have humbled the Company’s Board or curbed management’s strategic appetite now knows otherwise. The publication of OnDeck’s Proxy Presentation declares loudly and proudly that it intends to make no changes whatsoever to its discredited diversification strategies nor to reduce its swollen headcount. Rather, OnDeck plans to simply double down on the status quo – and has unapologetically stated so.

Stockholders have no reason to place further trust in OnDeck’s leadership. For starters, it has presided over an unimaginable destruction of stockholder value, losing 80% since its December 2014 IPO through 12/31/2019. Its continued underperformance relative to peers in 2020, both prior to and inclusive of the virus panic, has brought those stockholder losses to 93% – in just over five years. Despite this, management and the Board have dug in their heels and insisted they’re unwilling to make any meaningful changes whatsoever.

Voce Response to Proxy Presentation April 24, 2020 Page 2 of 4

No Change to Strategy. OnDeck has recommitted itself to its international markets, ODX and the pursuit of a bank charter. None of the issues or concerns raised in our letter about these strategies were addressed. It touts Australia and Canada for their “diversification and growth,” yet fails to acknowledge they’re not currently, and never have been, profitable. In previous presentations, the Company used to forecast these markets would “scale to profitability in 2020,” meaning if they got bigger they might finally stop losing money, but even that commitment has now been quietly withdrawn. Profitless revenue for the sake of growth might have worked when OnDeck was a VC darling but it hasn’t benefitted OnDeck’s public stockholders. No mention is made of what, if any, changes occurred to management’s ODX strategy after J.P. Morgan Chase – the platform’s marquee client – fired OnDeck last year. No update on the costs or timeline on a bank charter were provided, either. Just simply more of the same.

No Change to Headcount. In the Proxy Presentation, OnDeck finally says something about its crippling expense structure, which we have long criticized. Yet the anemic savings it identified are all temporary, lasting only three months, and none reflect any change in its priorities. Of the $10 million in total one-time savings, half are not from personnel. The non-headcount costs cite things like reduced T&E (cutting travel expenses is not exactly a choice given that virtually the entire country is on lockdown) and several categories of “paused” (i.e., temporary) expenses, which would have happened anyway since OnDeck stated that 100% of its employees are already working from home.

For the personnel costs, OnDeck doesn’t propose eliminating a single one of its nearly 750 positions. Rather, it intends to reduce hours for some employees and salaries for some, with the rest being furloughed. Furloughed employees continue to receive full benefits and, unlike with a position elimination, they are expected to be called back to work. Taking all of these actions into account, OnDeck is not consolidating any functions nor severing a single employee. And the reason is because OnDeck will still need all of this headcount to pursue its overly-ambitious agenda. No strategy change means no expense change; they are two sides of the same tarnished coin. Even these meager savings are only in effect “for [the] next 90 days.”

And that’s all they’ve got: OnDeck’s answer to its runaway cost problem is to “pause” $5 million in travel and office costs it can’t spend right now anyway and temporarily trim $5 million in wages. At the end of three months, everything reverts back to “normal.” On a total annual expense base of over $200 million, OnDeck plans to “save” approximately $10 million, or less than 5% – once.

Voce Response to Proxy Presentation April 24, 2020 Page 3 of 4

There are many successful companies, with long track records of creating value, taking much more aggressive steps to respond to the current market challenges and permanently cut costs by many multiples of those proposed by OnDeck. If a perennial laggard like OnDeck can’t make a single difficult choice in an environment like this, how or when will it ever do so? Under the circumstances, this is prima facie evidence to us that OnDeck’s leadership has completely lost its way.

No Change to Governance. OnDeck hasn’t addressed any of the myriad concerns we raised about its corporate governance structure or its misaligned compensation scheme, which has rewarded management for poor performance and negative stockholder returns and is yet another indicator that this Board is not up to the task of overseeing management. The Proxy Presentation shamelessly heaps praise on the same group of Directors responsible for the worst TSR we ever recall seeing, as if nothing’s amiss.

The question of de-staggering the Board has become largely moot at this point. The original intention was to afford OnDeck’s Board – members of which repeatedly assured us our concerns had been heard and that stockholders’ best interests were adequately represented in the Boardroom – time to implement changes, which we’ve now learned were just false promises, as no substantive reform will occur. The governance improvements we sought could have been easily put to a vote this year with little additional cost and no need for delay of the meeting, which was still a month away at the time we proposed them.

The Company’s chronology also omitted that the Chair of the Corporate Governance and Nominating Committee rejected our proposal on April 6, citing concern about the “optics” of appearing to have acceded to stockholder pressure to take action, and listing the perceived negative stigma attached to that as one of the reasons not to pursue our proposal. The de-stagger alternative OnDeck has said it may offer stockholders in 2021, unlike the immediate one we had requested, wouldn’t take effect until 2022 and would not result in the full Board standing for reelection until 2024. In the meantime, the three Directors up this year – each of whom is a pre-IPO member and bears direct responsibility for OnDeck’s strategic, operational and governance failures – would be protected for another three years until their new terms expire in 2023.

* * *

Why should stockholders wait any longer at all, whether that’s another one or three or four years? OnDeck has just announced that it’s satisfied with its performance and intends to make no changes to its strategy, headcount or governance. Stockholders who are similarly content, and trust management and the Board to look out for them, need take no action. But dissatisfied stockholders have an alternative: Send an emphatic message that change is urgently required by voting against the three Directors standing for reelection. Remember, Directors who don’t receive a majority of the votes cast must tender their resignations.

Voce Response to Proxy Presentation April 24, 2020 Page 4 of 4

VOCE STRONGLY URGES ITS FELLOW STOCKHOLDERS TO JOIN IT IN VOTING AGAINST THE REELECTION OF ONDECK CHAIRMAN AND CEO NOAH BRESLOW; CORPORTATE GOVERNANCE AND NOMINATING COMMITTEE CHAIR JANE THOMPSON; AND COMPENSATION COMMITTEE CHAIR RONALD VERNI AT THE ANNUAL MEETING OF STOCKHOLDERS ON MAY 7, 2020.

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

dzacchei@sloanepr.com / jgermani@sloanepr.com

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